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                                                                 EXHIBIT (f) (1)




TIAA AND CREF NON-EMPLOYEE TRUSTEE AND MEMBER, AND TIAA-CREF MUTUAL FUNDS, TIAA-CREF INSTITUTIONAL MUTUAL FUNDS AND TIAA-CREF LIFE FUNDS NON-EMPLOYEE TRUSTEE, AND TIAA SEPARATE ACCOUNT VA-1 MANAGEMENT COMMITTEE MEMBER, LONG TERM COMPENSATION PLAN



1. This Plan. This document sets forth the provisions of the TIAA and CREF Non-Employee Trustee and Member, and TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds Non-Employee Trustee, and TIAA Separate Account VA-1 Management Committee Member, Long Term Compensation Plan (the "Plan") established by the Board of Trustees of Teachers Insurance and Annuity Association ("TIAA"), the Board of Trustees of College Retirement Equities Fund ("CREF"), the Board of Trustees of TIAA-CREF Mutual Funds, the Board of Trustees of TIAA-CREF Institutional Mutual Funds, and the Board of Trustees of TIAA-CREF Life Funds (collectively referred to as the "Board of Trustees") as of January 1, 1998, as amended as of May 19, 1999, August 1, 1999, as of January 1, 2002 and as of January 1, 2003. Credits under this plan shall be reflected by bookkeeping accounts maintained by TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds. The obligations of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds under this Plan are unfunded, unsecured, promises to make future payments. In their sole discretion, TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds may purchase annuity contracts or certificates issued by TIAA or CREF (such contracts or certificates shall hereinafter be referred to as "contracts"), or starting after January 1, 2003 mutual fund shares, in amounts equal to all or a portion of the amounts so credited. No Trustee or Member, or former Trustee or Member, shall acquire any interest in any such contracts or mutual fund shares, and any such contracts or mutual fund shares shall remain the sole property of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds and may be disposed of by TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds at any time for any corporate purpose. These contracts and mutual fund shares shall be subject to all the claims of TIAA's, CREF's, TIAA-CREF Mutual Funds', TIAA-CREF Institutional Mutual Funds', and TIAA-CREF Life Funds' creditors, and shall not be a trust fund or collateral security for the obligation to pay the Trustee or Member his or her accumulations under this Plan.



2. Eligibility and Participation. Any non-employee Trustee of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds, and TIAA-CREF Life Funds ("Trustee") and any non-employee member of the Board of Overseers of TIAA and CREF and the TIAA Separate Account VA-1 Management Committee ("Member") shall become a participant in this Plan on the later of January 1, 1998 or the first day of the Trustee's or Member's first term as Trustee or Member. A Trustee or Member is a "non-employee" if he or she is not an employee of TIAA, CREF, TIAA-CREF Mutual Funds,

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      TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds.
      Participation in the Plan shall end at the termination of the Trustee or Member from his or her respective Boards or Committee.



3. Plan Credits. Credits under this Plan, referred to hereinafter as "Plan Credits" will be made once each calendar quarter to unfunded bookkeeping accounts established for each participant and in the aggregate shall equal 50% of the participant's annual stipend. Beginning January 1, 2002, Plan Credits shall, in the aggregate, equal 100% of the participant's annual stipend. A participant's annual stipend is the basic compensation paid to the participant and does not include additional annual stipends paid to a participant as Chair of a committee, meeting fees, or any miscellaneous fees and expenses.



      In addition, if the participant was also a participant under the terminated TIAA and CREF Non-Employee Trustee and Member Deferred Compensation Plan, Plan Credits in the amount of the unfunded bookkeeping account maintained on behalf of the participant, as of January 2, 1998, in that plan shall, as of January 5, 1998, be credited to the bookkeeping account maintained on behalf of the participant under this Plan.



      Plan Credits to the bookkeeping account for a participant shall be allocated among the notional TIAA and CREF accounts, held for such participant and used for measurement purposes under this Plan, in such amounts as shall be determined by the Board of Trustees. The value of such Plan Credits shall subsequently be measured by the experience of the individual annuity contracts purchased pursuant to Article 1 of this Plan. The Board of Trustees may subsequently change the allocation percentages in any bookkeeping account at such times as they shall determine in their sole discretion.



      As of August 1, 1999, each participant may request that his or her bookkeeping account be allocated among the available options under the notional TIAA and CREF options, and after January 1, 2003, notional mutual fund share accounts, for such participant used for measurement purposes under this Plan, in whole percentages. In addition, the participant may request that any ongoing Plan Credits be deemed allocated in whole percentages among such options or mutual fund share accounts and this request need not be the same as the allocation requested for his or her bookkeeping account as of August 1, 1999. If no such allocation requests are made by a participant, his or her bookkeeping account, and/or ongoing Plan Credits, shall be deemed allocated pursuant to the allocation choices in effect prior to August 1, 1999. If there are no such allocation choices, his or her bookkeeping account shall be allocated to the notional CREF Money Market Account. Once made, the participant's allocation request shall remain in effect until such request is changed by the participant. A participant may change his or her allocation request, or request transfers among the notional TIAA and CREF options and mutual fund share accounts. The Board of Trustees shall prescribe the procedures that must be followed for a participant to make allocation and transfer requests.



      Transfers are permitted, if permitted under the applicable TIAA-CREF contracts, and mutual fund share accounts, purchased pursuant to Article 1 of this Plan, to or from the

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      TIAA Real Estate Account, the CREF accounts, the TIAA Traditional Annuity and the mutual fund share accounts, but transfers from the TIAA Traditional Annuity to the CREF accounts, TIAA Real Estate Account, or mutual fund share accounts can, prior to the date benefits are paid under this Plan, only be made over an extended period in accordance with the terms of the applicable TIAA-CREF contracts. Transfers may also be subject to certain minimums. The foregoing notwithstanding, no amounts shall be allocated or transferred to the notional CREF Inflation Linked Bond Account.



      Although the Board of Trustees intend to measure the value of the bookkeeping accounts in accordance with participant requests, the Board of Trustees reserve the right to measure such value without regard to such requests.



4. Benefits. Benefits under this Plan shall be paid in a lump sum as of the first business day of the calendar month following the date the participant terminates from his or her position on the Board or ceases to be a Member. The foregoing notwithstanding, a participant may request, and the Board of Trustees may agree, to: (a) irrevocably delay payment to the first business day of January in the year following the year in which payment would otherwise occur; or (b) irrevocably make payments in annual installments over a 5, 10, 15 or 20 year period as the participant may request, commencing per that request either on the first business day of the calendar month following the date the participant terminates from his or her position on the Board or Committee or the first business day of January of the year following such termination. Any such request must be made in writing and must be received at the address TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds shall specify, at least one-hundred and eighty (180) days prior to the date payment(s) would otherwise begin. In the event that the Trustee or Member terminates from his or her position on the Board or ceases to be a Member due to a restructuring of the respective Board or Committee or for reasons outside of his or her control (other than retirement at normal retirement age) the one-hundred and eighty (180) day period referred to in the preceding sentence shall be reduced to ninety (90) days.

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5.    Death Benefits. In the event a participant dies prior to receiving the benefits described in Article 4, the full current value of the Credits under this Plan is then payable to the beneficiary or beneficiaries named by the participant to receive a death benefit under this Plan. Each participant may file, on a form acceptable to TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds a written election designating his or her beneficiary or beneficiaries. In order to be effective, any such designation must be received by a duly authorized representative of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds prior to the participant's death. If a participant dies and there is no effective beneficiary designation or the beneficiary dies before payment is made, the payment shall be made to the participant's estate.



6. Nontransferability. To the extent permitted by law, the right of any participant or any beneficiary in any benefit or to any payment hereunder shall not be subject in any manner to attachment or other legal process for the debts of such participant or beneficiary; and any such benefit or payment shall not be subject to anticipation, alienation, sale, transfer, assignment, or encumbrance.



7. Amendment. While it is expected that this Plan will continue indefinitely, the Board of Trustees reserve the right to modify or discontinue the Plan at any time and for any reason, including an amendment or termination that shall have the effect of reducing any benefit accrued to a participant prior to the date of amendment or termination.



8. Employment. Neither this Plan nor any action taken hereunder shall be construed as giving any participant any equitable or legal right against TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds or TIAA-CREF Life Funds except as provided herein, or any right to be retained as a Trustee or Member.



9. Governing Law. To the extent not superseded by Federal Law, the laws of the State of New York shall be controlling in all matters related to this Plan.